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January 19, 2004

JAN 20 2004

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04012319

Banca Carige S.p.A.
Information Pursuant to Rule 12g-3-2(b)
File No. 82 - 4758

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

SUPPL

Dear Sir or Madam,

On behalf of Banca Carige S.p.A. ("Banca Carige" or the "Company"), and pursuant to the exemption available under Rule 12g-3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Act"), please find enclosed (i) a copy of the amended bylaws as of November 2003; (ii) a letter to shareholders dated November 12, 2003 regarding the capital increase (iii) a communication dated December 4, 2003 regarding commissions and expenses published in the *Gazzetta Ufficiale*; and (iv) a press release dated December 9, 2003 announcing the results of the capital increase.

These should be added to title 5 of the Company's file 82-4758, originally submitted on February 11, 1998 (time stamped on February 12, 1998).

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

cc: Dott. Nicola Ferrante, Banca Carige S.p.A.

dlw 1/22

PADOCS01/114997.13

File No. 82-4758

BYLAWS

BANCA CARIGE S.p.A.
Cassa di Risparmio di Genova e Imperia

File No. 82-4758

BANCA CARIGE S.p.A.
Cassa di Risparmio
di Genova e Imperia

November 2003

Organization of the company per a deed of Notary Giacomo Sciello dated 10/31/1991, index no. 87280. Listed with the Record Office of the Court of Genoa under no. 55882.

Amendments of Bylaws approved by the Extraordinary Shareholders' Meeting of 6/10/1993. Listed with the Record Office of the Court of Genoa under no. 16806.

Amendments of Bylaws approved by the Extraordinary Shareholders' Meeting of 6/12/1993. Listed with the Record Office of the Court of Genoa under no. 27402.

Amendments of Bylaws approved by the Extraordinary Shareholders' Meeting of 7/25/1994. Listed with the Record Office of the Court of Genoa under no. 221789.

Amendments of Bylaws approved by the Extraordinary Shareholders' Meeting of 4/26/1997. Filed with the Business Registry Office of the C.C.I.A.A. of Genoa on 6/26/97 under no. 24342 and formal listing on 7/7/97.

Amendments of Bylaws approved by the Board of Directors on 12/9/1997. Filed with the Business Registry Office of the C.C.I.A.A. of Genoa on 1/20/98 under no. 2238 and formal listing on the same date.

Amendments of Bylaws approved by the Board of Directors on 2/19/1998. Filed with the Business Registry Office of the C.C.I.A.A. of Genoa on 4/8/98 under no. 11369 and formal listing on the same date.

Amendments of Bylaws approved by the Extraordinary Shareholders' Meeting of 3/2/1999. Filed with the Business Registry Office of the C.C.I.A.A. of Genoa on 4/7/99 under no. 11174 and formal listing on 4/12/99.

Amendments of Bylaws approved by the Board of Directors on 3/15/1999. Filed with the Business Registry Office of the C.C.I.A.A. of Genoa on 5/7/99 under no. 14373 and formal listing on 5/11/99.

Amendments of Bylaws approved by the Extraordinary Shareholders' Meeting of 12/21/1999. Filed with the Business Registry Office of the C.C.I.A.A. of Genoa on 1/31/2000 under no. 4331 and formal listing on the same date.

Amendments of Bylaws approved by the Extraordinary Shareholders' Meeting of 12/6/2001. Filed with the Business Registry Office of the C.C.I.A.A. of Genoa under no. 47666 and formal listing on 1/3/2002.

Amendments of Bylaws approved by the Extraordinary Shareholders' Meeting of 1/31/2002. Filed with the Business Registry Office of the C.C.I.A.A. of Genoa on 7/11/2002 under no. 31155 and formal listing on the same date.

Amendments of Bylaws approved by the Extraordinary Shareholders' Meeting of 9/10/2003. Filed with the Business Registry Office of the C.C.I.A.A. of Genoa on 10/10/2003 under no. 35536 and formal listing on the same date.

Amendments of Bylaws approved by the Board of Directors on 9/29/2003. Filed with the Business Registry Office of the C.C.I.A.A. of Genoa on 10/23/2003 under no. 35891 and formal listing on 10/27/2003.

Amendments of Bylaws approved by the Board of Directors on 11/11/2003. Filed with the Business Registry Office of the C.C.I.A.A. of Genoa on 11/12/2003 under no. 39317 and formal listing on the same date.

Lead company of the CARIGE credit group pursuant to Legislative Decree no. 356 of November 20, 1990.

CONTENTS

BANCA CARIGE S.p.A. – CASSA DI RISPARMIO DI GENOVA E IMPERIA

BYLAWS

TITLE 1 – ORGANIZATION – PRINCIPAL PLACE OF BUSINESS – TERM

ART.1

1. A Stock Company is hereby organized under the name of "BANCA CARIGE S.p.A. – Cassa di Risparmio di Genova e Imperia", or, in abbreviated form, "CARIGE S.p.A.", following the transfer of the banking business carried out pursuant to Law no. 281 of July 30, 1990, and Law Decree no. 356 of November 20, 1990, by Cassa di Risparmio di Genova e Imperia, to which it is therefore tied by bonds of continuity, and approved by a Decree of the Minister of the Treasury dated October 10, 1991, published in Gazzetta Ufficiale della Reppublica Italiana number 254 of October 29, 1991.
2. The bank therefore has its historical roots in the above-cited Cassa di Risparmio, founded on March 18, 1846 by Monte di Pietà di Genova, established in turn by the Doge of the Republic of Genoa under Decree of March 10, 1483.

ART.2

1. The Company has its principal place of business in Genoa, at Via Cassa di Risparmio, 15.
2. Pursuant to current provisions and rules, it may establish or eliminate secondary offices, branches and representative offices in Italy and abroad.

ART. 3

The term of the Company is fixed as December 21, 2050, and it may be extended by decision of the Extraordinary Shareholders' Meeting.

TITLE II – PURPOSE OF THE COMPANY

ART. 4

1 The purpose of the Company is to engage in banking activity and in particular, by way of non-limiting examples:
   a) the acceptance of savings from the public and exercise of the various forms of credit activity;
   b) activities benefiting from mutual recognition as specified in Article 1, paragraph 2, letter f) of Legislative Decree no. 385 of September 1, 1993;
   c) financing activities in general regulated by special laws, including facilitated activities;

d) pledged credit activity, the acquiring of concessions for tax collection services and for treasury and cash service;

e) the creation and management of supplementary pension plans, pursuant to Legislative Decree no. 124 of April 21, and subsequent amendments and supplements;

f) the issuance of obligations in accordance with current normative provisions.

2. To better attain the corporate purpose, the Company may engage in any linked and/or related activity and in any financial, chattel or real activity useful to attain its purpose, including the taking of stakes.

3. The Company is the lead company of the Banca CARIGE banking group, pursuant to art. 61 of Legislative Decree no. 385 of September 1, 1993. In the exercise of its own management and coordinating activities, the Company issues directives to the members of the Group concerning compliance with the instructions imparted by Banca d'Italia in the interest of the stability of the Group.

TITLE III – CAPITAL STOCK

ART. 5

1. The capital stock is € 1,113,326,839 divided into 1,113,326,839 shares with a face value of 1 Euro each, including 959,897,518 common shares and 153,429,321 savings shares. The savings shares are governed by Title XIV below.

2. In the event of a capital increase, the provisions of art. 2441 of the Civil Code apply: issue terms and conditions not regulated by law are fixed by the Shareholders' Meeting.

3. In addition to the common and savings shares, shares with different rights attached may also be issued pursuant to applicable provisions of law in the matter.

4. Pursuant to article 2443 of the Civil Code, the Board of Directors has the right to increase the capital stock against payment in cash, in one or more stages over a maximum of five years from September ten two thousand, for a maximum face amount of € 250,000,000, through the issuance of common and/or savings shares with a face value of 1 euro each, to be optioned to its shareholders. Pursuant to article 2420 ter of the Civil Code, the Board of Directors also has the power to issue, on one or more occasions over a maximum of five years starting on September ten of the year two thousand, in the maximum face amount of € 250,00,000, convertible or warrant bonds and debentures, including subordinated debentures, to be optioned to its shareholders. In any event, the amount of the capital increase, together with the amount of the shares into which the total of all obligations to be issued can be converted, may not exceed a total face value of € 250,000,000. The Board of Directors shall specify in its own decisions that in the event the single

increase decided upon or the individual partial increases agreed upon are not fully subscribed, the capital stock shall be understood to be increased by an amount equal to the subscriptions obtained, the same procedure to be followed in the event not all the convertible bonds and debentures are subscribed. The above-referenced right to increase the capital has already been exercised in the amount of € 92,777,225 pursuant to the combined provisions of the resolutions adopted by the Board of Directors on September 29, 2003 and November 11, 2003; this capital increase in the amount of € 92,777,225 has already been taken into account in determining the amount of the capital stock pursuant to paragraph 1 above. The right to issue convertible bonds and debentures or warrant obligations referred to above has already been exercised with respect to the issuance of 40,821,979 convertible bonds and debentures comprising the "Banca Carige 1.50% 2003 – 2013 subordinated hybrid loan with redemption premium convertible into common shares", for a face value of € 102,054,947.50 per the combined provisions of the decisions of the Board of Directors of September 29, 2003 and November 11, 2003.
For the purposes of the conversion of the above-cited convertible bonds and debentures, a capital increase of € 40,821,979 was decided upon, to be carried out through the issuance, in any number of stages, as necessary, of a total of 40,821,979 common shares with a face value of 1 euro each, reserved exclusively and irrevocably to service the conversion of the obligations constituting the above-cited loan.

ART. 6

1. The shares are indivisible.
2. In the event a share is co-owned, the co-ownership rights shall be exercised by a joint representative pursuant to art. 2347 of the Civil Code.

ART.7

1. The status of shareholders entails acceptance of the Bylaws.
2. The domicile of the shareholders, as regards their relations with the Company, is as indicated in the Stock Book.

TITLE IV – COMPANY ORGANS

ART. 8

Following are the organs of the Company:

a) The Shareholders' Meeting;
b) The Board of Directors;
c) The Chairman;
d) The Executive Committee;

e) The Internal Auditors;
f) The Managing Director or General Manager, pursuant to the provisions of Art. 27 below.

TITLE V – SHAREHOLDERS' MEETINGS

ART. 9

The Shareholders' Meeting, duly called and convened, represents all the shareholders. Its decisions, taken in conformance with the law and these Bylaws, are binding on all the shareholders, even those dissenting or who did not attend.

ART. 10

1. The Shareholders' Meeting is called pursuant to law at the principal place of business or in some other place indicated in the notice of meeting, provided it is on Italian territory.
2. Participation in the Meeting is governed by applicable law in the matter.

ART. 11

1. Each share of common stock is entitled to one vote.
2. The representation of shareholders at the Meeting is governed by applicable law in the matter.

ART. 12

1. Shareholders' Meetings are either regular or extraordinary.
2. The Regular Shareholders' Meeting must be called at least once a year within four months of the close of the company business year.
3. The Extraordinary Shareholders' Meeting is called whenever it becomes necessary to make any of the decisions reserved to that Meeting by law.

ART. 13

The provisions of law in the matter shall apply in order for regular and extraordinary Shareholders' Meetings to be validly convened following any call, and in order for their decisions to be valid.

ART. 14

1. Shareholders' Meetings shall be chaired by the Chairman of the Board of Directors or, if he is not present or is barred, by the Vice-Chairman; in the event both are absent or barred, by the senior Board member.
2. The term senior Board member shall mean the director who has had the longest interrupted service on the Board; in the event of directors elected at the same time, the senior in age.
3. The Chairman of the Shareholders' Meeting shall take due note that the Meeting has been duly called and convened, shall determine the right of the shareholders to participate in the Meeting, and shall direct and regulate discussions and voting.
4. The Chairman is assisted by a Secretary named by the Meeting, when the presence of a Notary is not required under the law and, if applicable, by two Tellers chosen by him from among those present.

ART. 15

1. Minutes of the Shareholders' Meetings, which are to be recorded in a special minute book kept pursuant to law, are signed by the Chairman of the Meeting and by the Secretary, when they are not drawn up by a Notary.
2. Copies and excerpts of the minutes, certified true by the Chairman of the Board of Directors or by the Secretary, constitute full proof.

ART. 16

The decisions of the Shareholders' Meeting are made openly.

ART. 17

If the items on the agenda are not fully exhausted at the Meeting, the Chairman of the Shareholders' Meeting may order the meeting continued on the next following business day.

TITLE VI – BOARD OF DIRECTORS

ART. 18

1. The Company is administered by a Board of Directors comprised of not fewer than eleven and not more than eighteen members, as specified by the Shareholders' Meeting, which has the sole right to designate the Chairman and Vice Chairman of the Board. The decision designating the Chairman takes effect only after approval is obtained from Banca d'Italia.
2. The Directors serve terms of three business years and may be re-elected.
3. Absent a unanimous decision of the Shareholders' Meeting to the contrary, members of the Board of Directors shall be elected on the basis of lists submitted by the shareholders in accordance with the following terms and procedures: shareholders who, either on their own or together with other shareholders can

document the fact that together they hold at least 1% (one per cent) of the common shares may submit and/or deliver a list of candidates that may contain up to the maximum number of names of Directors provided by the Bylaws, in number order, and shall file this list at the company's principal place of business at least ten days prior to the date set for the Meeting, under pain of forfeiture. This submission of names is valid only if at least five days prior to the date set by the Shareholders' Meeting, the shareholders submitting the lists file certifications issued by the parties that are depositing their shares in order to take part in the Shareholders' Meeting, evidencing that they hold at last 1% of the common shares. Each shareholder may present and vote on a single list of candidates, and every candidate may be a candidate on only one list, under pain of becoming ineligible. Together with each list, and by the deadline for filing the list, the CV of each candidate must be deposited at the principal place of business of the company along with statements in which the individual candidates accept their candidacy and affirm, on their own responsibility, that there are no grounds for ineligibility and incompatibility and that the requirements prescribed for the post of Director have been met.

At the conclusion of the voting:

a) the votes obtained by each list shall be divided successively by one, two, three, four and so on up to the number of Directors to be elected;
b) the quotients so obtained shall be assigned in order to the candidates on each list in the order specified in that list;
c) those candidates shall be elected who, when arranged in a single descending order based on the results obtained, get the highest quotients. In the event of a tie in the quotient for the last Director to be elected, the candidate from the list that obtained the greatest number of votes, and in case of a tie, the older of the two, shall be given preference.
d) The number one and two candidates on the list that obtained the greater number of votes are elected Chairman and Vice Chairman, respectively.

If a single list of candidates is submitted, the persons named on that list, up to the total number of Directors to be elected, shall be elected as members of the Board of Directors.

The provisions of law shall apply for any replacement members of the Board of Directors, except in the event of the retirement or resignation of all the Directors.

ART. 19

1. Meetings of the Board of Directors are called at the main offices of the Company or elsewhere in Italy by the Chairman or his substitute, who sets the agenda for the meetings.
2. A number of Directors representing at least one third of the membership of the Board, or the Audit Committee, may issue a special call for a meeting of the Board, indicating the topic to be discussed.
3. Notice of each meeting is given by registered letter sent to the members of the Board, to the current Internal Auditors and to the Managing Director, if one has been named, at least five whole days prior to the meeting and, in

emergency situations, by telegram at least twenty-four hours prior to the meeting.

ART. 20

1. The Board of Directors is invested with all the powers of ordinary and extraordinary administration, except for matters expressly reserved by law or by the Bylaws to the Shareholders' Meeting.
2. In addition to the prerogatives that cannot be delegated under the law, decisions concerning the following are reserved to the sole jurisdiction of the Board
   a) determination of the general management guidelines;
   b) designation of the Managing Director or General Manager and, on the motion of the Managing Director or the General Manager, designation of the Vice-Managing Director or Directors. The decision naming the Managing Director or General Manager becomes effective only after approval is obtained from Banca d'Italia;
   c) the acquiring or transfer of controlling stakes ex art. 2359 of the Civil Code, as well as the election or designation of representatives to company organs or organizations in which the Company has stakes;
   d) determination of the criteria for the management and coordination of the companies or entities of the Group, as well as for the implementation of the instructions given by Oversight Agency.
3. The Board of Directors provides a quarterly report to the Audit Committee on the activities carried out and on major economic, financial and equity transactions carried out by the Company or by its subsidiaries or affiliates and, in particular, on transactions involving a potential conflict of interest.
   The report is drawn up by the Board of Directors and submitted to the Audit Committee within 60 days of the end of each calendar quarter.

ART. 21

1. The Board of Directors, in conformance with the provisions of the law and the Bylaws, delegates specific powers to an Executive Committee and to the Managing Director referred to in Art. 27, when one is named, setting the limits of such delegation. As regards the granting of credit and ordinary management, decision-making powers may also be conferred upon the General Manager, if one is named, to the Managers, to Key Personnel and, by way of exception, also to other employees of the Company, the limits and the terms and conditions of performance being pre-determined..
2. The Board must be informed of the decisions taken in the context of the powers as conferred above under the terms and conditions fixed by the Board, generally at three-month intervals.

ART. 22

1. To be valid, meetings of the Board of Directors require the presence of a majority of the members in office.
2. Meetings of the Board are chaired by the Chairman; if he is absent or barred, by the Vice-Chairman; if both are absent or barred, by the Director identified as the senior member based on the criteria set forth in Art. 14.
3. To be valid, decisions require an absolute majority of the votes of those present; in case of a tie, the chair has the deciding vote. All voting shall be done openly.
4. The Managing Director, if one is named, participate in the meetings, with a consultative vote and the right to have his own statements entered into the minutes, or, if the Managing Director or the General Manager is absent or barred, the Vice-General Manager or Managers.
5. The Board names the Secretary and, in the event he or she is absent or barred, a substitute from among the members of the Board or among the Managers and Key Personnel of the Company. The Secretary, or the substitute, is responsible for preparing the minutes of each meeting, which must be signed by the presiding officer and by the Secretary.
6. The minutes of meetings must be entered into an appropriate book kept pursuant to law.
7. Copies and excerpts of the minutes, certificate true by the Chairman or Secretary, constitute full proof.
8. It is possible – if the Chairman deems it appropriate – for meetings of the Board of Directors to be held by videoconferencing, provided all the participants can be identified and are permitted to following the discussions and to intervene in real time in deliberating the matters dealt with. If these requirements are met, the Board of Directors meetings shall be deemed as held in the place where the Chairman is located and where the meeting Secretary must also be located, in order to permit the drafting and signing of the corresponding minutes in the company books pursuant to the last part of paragraph 5 above.

ART. 23

1. The members of the Board of Directors, without prejudice – as regards the Chairman, the Vice Chairman and the Managing Director, when one has been named pursuant to Art. 27 – the provisions of Art. 2389, paragraph 2 of the Civil Code, are entitled to annual compensation and director's fees for sessions of the Board and of the Committee, in addition to the reimbursement of any expenses incurred in connection with their duties.
2. Directors are not entitled to more than one director's fee on the same day.
3. The amount of compensation and of director's fees are set by the Shareholders' Meeting.

TITLE VII – CHAIRMAN

ART. 24

1. The Chairman, in accordance with Art. 29 below, is the legal representative of the Company vis-à-vis third parties and at law, and also has the company signature.
2. He presides over the Shareholders' Meeting, calls together and presides over the Board of Directors and the Executive Committee, of which he is a member as of right.
3. In cases of absolute and unpostponable urgency, the Chairman, on the motion of the Managing Directors or the General Manager, can assume decisions that are the prerogative of the Board and of the Executive Committee, when it is impossible for these bodies to meet.
4. The decisions made are reported to the appropriate bodies at their very next meeting.
5. In the event the Chairman is absent or barred, the Vice Chairman shall perform his duties and, if both of them are absent or barred, the Director determined to be the senior member in accordance with the criteria per art. 14.

TITLE VIII – EXECUTIVE COMMITTEE

ART. 25

1. The Executive Committee is appointed by the Board of Directors, which determines the number of members, their term of office and their powers.
2. The Executive Committee is comprised of the Chairman, the Vice Chairman and the Managing Director, if one is named pursuant to Art. 27, as ex officio members, as well as of a number of other members varying between three and five.
3. The General Manager, if one is named, or, if the Managing Director or General Manager is absent or barred, the General Vice Chairman or Chairmen, participate in meetings with a consultative vote and with the right to have his statements included in the minutes.
4. The Executive Committee meets whenever the Chairman deems it necessary or at the request of at least one third of its members.
5. Meetings are chaired by the Chairman of the Board or, if he is absent or barred, by the Vice Chairman; if both are absent or barred, by the Committee member determined to be the senior member according to the criteria specified in Art. 14.
6. For meetings to be valid, the presence of a majority of the members in office is required. An absolute majority of the votes of members present is required for decisions to be valid.
7. In the event of a tie, the chairman has the deciding vote.

8. The duties of Secretary of the Executive Committee are performed by the Secretary of the Board, or if that individual is absent or barred, by a substitute named by the Committee from among its members or from among the Managers and Key Personnel of the Company.
9. The Secretary, or the substitute, is responsible for preparing the minutes of each meeting, which must be signed by the presiding officer and by the Secretary.
10. The meeting minutes must be entered in the special minute book maintained pursuant to law.
11. Copies and excerpts of the minutes, certified true and accurate by the Chairman or by the Secretary, constitute full proof.

TITLE IX – INTERNAL AUDIT COMMITTEE

ART. 26

1. The Regular Shareholders' Meeting appoints three regular Internal Auditors, and also appoints two alternate Internal Auditors.
2. The Regular Auditors and the alternates may be re-elected.
3. The provisions of the law govern the term of office, the powers, the duties and, in general, the functioning of the Internal Audit Committee.
4. In accordance with current rules and regulations, at least one regular Internal Auditor and one alternate shall be selected from among individuals listed in the register of accountant-auditors who have engaged in legal oversight activity for a period of not less than three years. Internal Auditors who do not meet this requirement must have acquired overall experience of at least three years in the exercise of the following activities:
    a) administrative or oversight activity or management functions in capital companies with capital of not less than two million euros, or
    b) professional activity as a lawyer or trade specialist or as a university teacher of legal, economic, financial and technical-scientific subjects, strictly linked to banking, financial or insurance activities, or
    c) management functions in public bodies or public administrations operating in the credit, financial and insurance sectors or, in any event, in sectors strictly pertaining to the Bank's area of activity.
5. The Internal Audit Committee is appointed on the basis of lists submitted by the shareholders, which should identify five candidates listed in progressive order. Lists may be submitted only by shareholders who, either on their own or together with other shareholders, can document that they hold an overall total of at least 1% of the common stock. This presentation is valid only if, at least five days prior to the date set for the Shareholders' Meeting, the shareholders submitting the lists file certifications issued by the subjects depositing their shares evidencing that they hold at least 1% of the ordinary capital. Each shareholder may present or participate in presenting a single list and an individual candidate may be listed on only one list under pain of being

ineligible. At the bottom of the lists presented by the shareholders, or attached to same, a description of the professional resume of the subjects designated must be furnished. Persons already serving as regular internal auditors in more than five listed companies, such number not including companies controlled by the Bank or in which the Bank holds a stake, may not be named as Internal Auditors. Together with each list, statements pursuant to which the individual candidates accept their candidacy and, on their own responsibility, attest that there are no grounds for ineligibility and incompatibility and that the requirements specified for the position have been met, must also be filed. The lists presented by the shareholders must be filed, as shall also be specified in the notice of meeting, at the principal place of business of the Company at least ten days prior to the date set for the Shareholders' Meeting on first call. Any list presented in violation of the above-referenced provisions shall be considered as not presented. Each shareholder may vote for only one list.

6. The following procedure shall be used for the election of members of the Internal Audit Committee: two regular Auditors and one alternate Auditor shall be selected from the list that obtained the greatest number of votes, in the progressive order in which they are entered on the list; the third regular Auditor and the second alternate Auditor shall be, respectively, the first and the second candidates in progressive order on the list that obtained the largest number of votes after the first list. In case of a tie, ballots shall be cast. If only one is proposed or only one list obtains any votes, then – provided that list receives a majority of the votes represented at the Shareholders' Meeting – the first three candidates in progressive order shall be elected regular Auditors and the fourth and fifth candidate in progressive order shall be elected alternate Auditors. The Chairmanship of the Internal Audit Committee always go to the person indicated in first place on the list that obtained the greatest number of votes.

7. In the event of the replacement of an Internal Auditor, the alternate from the same list as the person to be replaced takes over. If it becomes necessary to designate regular and/or alternate Internal Auditors to complete the Audit Committee following the early departure of Auditors in office, the Shareholders' Meeting shall proceed as follows: if it is necessary to replace Internal Auditors elected from the majority list, the Auditor or Auditors are designated, with the possible of suggestions from the Chairman of the Committee, by majority vote, irrespective of list. If, on the other hand, it becomes necessary to replace the regular Auditor designated by the minority, the Shareholders' Meeting shall replace that person through a corresponding majority vote from among the candidates on the list to which the Auditor to be replaced belonged and who had, at least ten days prior to the date set for the Shareholders' Meeting on first call, confirmed their own candidacy along with the statements relative to the non-existence of grounds for ineligibility or incompatibility, and declaring that the requirements for holding the post have been met.

8. The Regular Shareholders' Meeting determines the annual compensation of the Internal Auditors for the entire period of time they are in office; it further

determines the amount of any fees for attending meetings of the Board of Directors and of the Executive Committee. The Internal Auditors are also entitled to reimbursement of the expenses incurred in connection with their duties.

9. The Internal Auditors may not receive more than one fee on a given day.

TITLE X – MANAGING DIRECTOR – GENERAL MANAGER

ART. 27

The Board of Directors appoints a Managing Director or General Manager: the Managing Director, if one is named, also serves as General Manager and must fulfill the requirements set forth in the applicable legal, regulatory and oversight rules to serve as a General Manager of banks and must demonstrate adequate experience at least at the Central Management level, for a total period of not less than three years in the banking sector.

ART. 28

1. The General Manager, if one is named, or the Managing Director who serves in that capacity, performs his duties in the context of the provisions of these Bylaws and as provided by the Board of Directors.
2. In particular, the General Manager participates in the Shareholders' Meeting, and, at the request of either the Chairman of the Board or of the Executive Committee or on his initiative, proposes topics for decisions to be made by the Board or by the Committee, arranging for the execution of these decisions.
3. The General Manager is in charge of personnel, whose activities he directs and coordinates, and oversees all the offices and operating units of the Company, proposes the hiring of personnel, appointments, promotions and the economic treatment of personnel, as well as all other measures concerning the personnel, proposes and carries out disciplinary measures with respect to personnel in accordance with applicable law; provides for the assignment of personnel and for transfers of personnel.
4. If the Managing Director or General Manager is absent or barred, the duties of the General Manager are performed, in order, by the Assistant General Manager, if one has been named, or by the Assistant General Managers in the order of precedence established by the Board, or by one of the Executives designated for that purpose by the Board.
5. With respect to third parties, the signature of the person that replaces the General Manager constitutes proof that the latter, or the person who, in order, would have replaced the General Manager, is absent or barred. .

TITLE XI – LEGAL REPRESENTATION – CORPORATE SIGNATURE

ART. 29

1. The Chairman of the Board of Directors is the legal representative of the Company vis-à-vis third parties and at law (at any stage and place and before any ordinary, special or arbitration Court, with the express right to name counsel and attorneys-in-fact for litigation as well as technical consultants and to confer powers-of-attorney to make third party statements) and has the corporate signature; if he is absent or barred, the Vice Chairman exercises those powers; if both are absent or barred, the Director determined to be the senior director in accordance with the criteria set forth in Art. 14 exercises those powers.
2. Vis-à-vis third parties, the signature of the person substituting for the Chairman constitutes proof that the Chairman or the person that should, in the approved order, have taken his place, is absent or barred.
3. The Board may, from time to time for individual acts or on a continuing basis for categories of acts, delegate the power of representation and the corporate signature to its members or to members of the Executive Committee, the Managing Director or the General Manager as well as, after hearing the Managing Director or the General Manager, to Managers, Key Personnel and, by way of exception, even to other members of the Company's personnel.
4. The Board may, for specified acts and items of business, confer power-of-attorney with the corresponding right to sign for the Company, even upon persons outside the Company itself.

TITLE XII – BALANCE SHEET – DISTRIBUTION OF EARNINGS

ART. 30

1. The company business year closes on December 31 of each year.
2. The Board of Directors draws up the balance sheet in conformance with the provisions of law.

ART. 31

1. Net earnings as reported on the general balance sheet are distributed as follows:
   a) a percentage of not less than 10% is assigned to the legal reserve fund;
   b) a percentage may be allotted to the shareholders as a dividend, if the Shareholders' Meeting so decides and determines the amount;
   c) the Shareholders' Meeting then decides as to the allocation of the balance.
2. The Board may propose to the Shareholders' Meeting the formation and the increase of special reserve funds to be drawn from the net earnings even with precedence over the allocations referred to under letters a) and b) above.

ART. 32

Dividends not taken within five years of the date on which they become payable are returned to the Company.

TITLE XIII – LIQUIDATION

ART. 33

The provisions of law apply in connection with the liquidation of the Company.

TITLE XIV – SAVINGS SHARES

ART. 34

SAVINGS SHARES

The savings shares, which may be registered or bearer shares except as specified by law, confer attendance and voting rights only at Special Shareholders' Meetings upon the owners of savings shares.
Savings shares are entitled to a majority of the dividend allotted to the common shares in the amount of 2% of the face value of the shares.
In the event of the distribution of reserves, savings shares have the same rights as the other shares.
The holders of savings shares shall have the right to convert their savings shares into common shares of the same face value as of 7/1/2012, provided they submit a request to that effect to the Company within the period between June 1, 2012 and June 15, 2012.
At the time of dissolution of the Company, the savings shares have priority as regards redemption of the capital at full face value.
Reduction of the capital through losses is regulated by law. In any event, this does not entail any reduction in the face value of the savings shares except as to that part of the losses that exceeds the overall face value of the other shares.
In the event of the exclusion from the negotiations of common or savings shares, the holders of savings shares may, by decision of the Special Shareholders' Meeting, ask the Company to call an Extraordinary Shareholders' Meeting to which the question of converting the savings shares into common or preferred shares shall be put.
This Extraordinary Shareholders' Meeting shall be called within three months of the filing of the request and, if it decides in favor of converting the savings shares into common or preferred shares, shall also establish the terms and procedures for such conversion.

ART. 35

SPECIAL SHAREHOLDERS' MEETING

The Special Meeting of holders of savings shares decides matters reserved to it by law. The provisions of the law shall be following for the calling, the convening and the deliberations of the Shareholders' Meeting.

ART. 36

COMMON REPRESENTATIVE

The provisions of law shall be complied with for the designation of the common representative.
Compensation is set at 5% of the compensation of the Chairman of the Internal Audit Committee. It is covered by the company. The Special Shareholders' Meeting can establish additional compensation which shall be charged to the fund created for the expenses necessary for the protection of the common interests.
The common representative has the obligations and powers specified by law.

TITLE XV – FINAL PROVISIONS

ART. 37

For all matters not specified in these Bylaws, the provisions of the law shall apply.

BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

GENERAL MANAGEMENT OFFICE

Genoa, November 12, 2003

CAPITAL INCREASE AND OFFER OF BANCA CARIGE DEBENTURES

Dear Shareholder,

We take this opportunity to inform you that the Shareholders' Meeting of September 10 of this year decided to confer upon the Board of Directors of Banca Carige S.p.A. the authority to increase the capital stock against payment within a time frame of 5 years, for a maximum face amount of € 250 million.

This increase in equity is aimed at achieving two objectives that are strategic for the future of the Bank. Indeed, the increased capitalization, in keeping with new European standards and, in particular, with the dictates of Basel 2 concerning the granting of assurances to companies, will contribute, on the one hand, to the improvement of the competitiveness of Carige's offerings in the Italian market and, at the same time, to the pursuit of its goal of external growth through the acquisition of stakes in other banks or in business areas, such as the recent instance of the acquisition of 90% of Cassa di Risparmio di Carrara (a transaction which, subject to authorization by Banca d'Italia, will be fully financed with part of the proceeds of this equity expansion).

It is important to stress that, while were are faced with an extremely complex macroeconomic picture, characterized by an extended phase of weakness in the economic cycle, and in the light of a rather lusterless year for Stock Exchange listings, Carige's common stock was revalued some 32% between the beginning of 2003 and the September 30, 2003, while during the same period, its savings share posted a positive performance of over 44%.

Similarly, the data relative to the first half of 2003 compared to the first half of 2002 show positive results with a net profit of 63 million, up 14.7% over 2002, and a growth in client procurement (+9.6%) and in applications (+15.1%).

Based on these targets, we wish to inform you that the Board of Directors of the Bank has decided, in partial implementation of this authority a capital stock operation with a payment option in accordance with the following terms and conditions:

- 1 new share of common, with possession on 1/1/2003, for each group of 11 old shares of common held for the price of € 2.20 each;
- 1 new savings share, with possession 1/1/2003, for each group of 11 old savings shares held for the price of € 2.20 each;
- 1 debenture of the "Banca Carige 1.50% 2003-2013 subordinated hybrid loan with reimbursement premium convertible into common shares" for each group of 25 shares or common and/or savings held prior to the capital increase referred to in the preceding two points, at a face value of € 2.50 each.

The option rights will be able to be exercised between November 17, 2003 and December 5, 2003, inclusive, and may be traded on the Exchange from November 17, 2003 to November 27, 2003 inclusive.

In the event you intend to subscribe the capital increase and/or the debentures pursuant to the terms and procedures described above, we urge you to visit the branch to examine the informational prospectus available there - and in particular the specific risk profiles contained in the Warning to the Investor – which contain all information useful for assessing the investment and, if desired, to carry out the operation.

On the other hand, **if we do not receive your specific instructions not later than November 26, 2003,** we wish to inform you that your option rights will be sold on the market on the last working day and the net proceeds will be credited to your current account.

Trusting that you want to renew your confidence in us by participating in this operation so we can work together to achieve the expansion of our Bank at the national level, we take this opportunity to thank you for your concern and remind you that you may contact our General Secretariat – Stockholder Relations office at green number 8---335577 or at the following e-mail address: seg.gen@carige.it.

Best regards,

THE MANAGING DIRECTOR
(Illegible signature)

THE CHAIRMAN
(Illegible signature)

BANCA CARIGE
(see original for address block)

Capital stock: €1,020,549,614 fully paid up at 1/1/2002
Principal place of business: Via Cassa di Risparmio, Genoa
Listed in the Registry of Companies #55882 Genoa
Tax Code and VAT no. 03285880104
Member of the Interbank Deposit Security Fund

[Cancelled fiscal stamp]

BANCA CARIGE S.p.A

CASSA DI RISPARMIO DI GENOVA E IMPERIA

Via Cassa di Risparmio, 15 – 16123 GENOVA

Banca CARIGE S.p.A. – Cassa di Risparmio di Genova e Imperia, with principal legal place of business in Genoa and declared capital stock of € 1,113,325,839, subscribed and paid up in the amount of € 1,020,549,614, the lead company of the Banca Carige Group, listed in the Register of Credit Groups of Banca d'Italia under code 6175.4, in accordance with Law 154/1992,

announces

effective **January 1, 2004:**

- an increase in holding expenses in the light of the following measures:
    - current account with unit cost per transaction below standard: increase of € 0.20 of the unit collection;
    - current account with fixed expenses: increase of 15% in fixed collection, with a minimum of € 2.50 per quarter;
    - abolition of facilities still in existence;
- increase of € 0.20 in the cost of issuing statements, without prejudice to the maximum limit of € 1.80;
- increase of € 1.50 in quarterly settlement expenses, with a new maximum limit of € 11.00;
- increase in quarterly vested current account management costs and penalty of € 1.50 for unforeseen vesting, without prejudice to the maximum limit of € 30.00;
- increase of € 1.50 in quarterly reporting fees, with a new maximum limit of € 41.00;
- increase of € 5.00 in termination cost, with a new maximum limit of € 50.00;
- increase of € 0.10 in the cost of sending accounting vouchers, documents and statements to clients' domicile, with a new maximum limit of € 0.50;
- inclusion in the amount of € 0.10 in the costs of domiciling accounting vouchers, documents and statements at the branch;

- increase in the monthly fee applied to current accounts in the "Signor Conto" per the following breakdown:

    - Signor Conto (basic version – cod. 1): € 9.00;
    - Signor Conto Plus (cod. 2): € 12.00;
    - Signor Control Plus Security (cod. 3): € 13.00;

- the zeroing of the rate currently applied (0.25%) to amounts in excess of the net balance threshold not compensated for all the current account transactions of the "Conto Casa" line (cod. 6.000), without prejudice to the remaining terms and conditions.

Genoa, December 4, 2003

ASSISTANT GENERAL MANAGER
(Achille Tori)
(Sgd) Achille

BANCA CARIGE

PRESS RELEASE

RESULTS OF THE CAPITAL INCREASE AT THE CLOSE OF THE OPTION PERIOD

Banca Carige reports the successful conclusion on December 5, 2003 of the option offer relative to the capital increase operation carried out with the assistance of MCC S.p.A. – Gruppo Bancario Capitalia e Mediobanca Banca di Credito Finanziario S.p.A.

During the option period, which opened on November 17, 200, the following overall subscriptions were effected:

- 79,943,331 new common shares for an overall total price of approximately €175.9 million, equal to 99.94% of the total of all common shares offered;
- 12,782,676 new convertible savings shares for a total of approximately € 28.1 million, or 99.98% of the total of all savings shares offered;
- 40,701,085 debentures of the "Banca Carige 1.50% 2003 – 2013 subordinated hybrid loan with redemption premium convertible into common shares" in the amount of approximately € 101.7 million, or 99.70% of the total of all convertible debentures offered,

for a grand total of approximately € 305.7 million.

Accordingly, a total of 48,119 new common shares, 3,099 new convertible savings shares and 120,894 convertible debentures, for a grand total of approximately € 0.4 million, have not been subscribed.

The corresponding rights as to which the options were not picked up were offered by the Bank on the Exchange pursuant to Art. 2 441, paragraph three, of the Civil Code, at its sessions on December 12, 15, 16, 17 and 18, 2003. The total amount of rights will be offered at the first session, while at the sessions following the first session, any number not placed on the preceding days will be offered; the new common and savings shares and convertible debentures must be subscribed, under pain of lapse, not later than December 19, 2003.

The Fondazione Cassa di Risparmio di Genova e Imperia (which subscribed 34,694,584 new common shares, 12,540,505 new savings shares and 20,783,439 convertible debentures) and other shareholders of the Bank, such as the Caisse des Dépots et Consignations S.A., WestLB AG, El Monte de Piedad y Caja de Ahorros de Huelva y Sevilla, Gefip Holding S.A., Cattolica Assicurazioni S.c.a.r.l. and Ligurpart S.p.A., have subscribed or arranged for the subscription of a total of 56,332,218 new common shares, 12,610,962 new savings shares, and 22,209,522 convertible debentures, equal respectively to 70.42%, 98.63% and 54.41% of those offerings. In addition, Baloise Holding AG has subscribed or arranged for the subscription of 2,145,551 common shares, equal to 2.68% of those offerings.

Genoa, December, 2003